UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 001-34435
Emdeon Inc. Employee Stock Purchase Plan
(Full title of the Plan)
Emdeon Inc.
3055 Lebanon Pike, Suite 1000
Nashville, Tennessee 37214
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

Emdeon Inc. Employee Stock Purchase Plan

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Compensation Committee of the Board of Directors
of Emdeon Inc. and the Participants of the
Emdeon Inc. Employee Stock Purchase Plan
We have audited the accompanying statement of financial condition of the Emdeon Inc. Employee Stock Purchase Plan (the “Plan”) as of December 31, 2010, and the related statement of income and changes in plan equity for the period from July 1, 2010 (inception) to December 31, 2010. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the financial position of the Plan as of December 31, 2010 and the results of its income and changes in plan equity for the period from July 1, 2010 (inception) to December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.
/s/ Burr Pilger Mayer, Inc.
Walnut Creek, California
March 30, 2011

EMDEON INC. EMPLOYEE STOCK PURCHASE PLAN
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

Assets — Cash	$3,698

Liabilities — Obligation to purchase Class A common stock and issue refunds	3,698

Plan equity	$—

The accompanying notes are an integral part of these financial statements.

EMDEON INC. EMPLOYEE STOCK PURCHASE PLAN
STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
FOR THE PERIOD FROM JULY 1, 2010 (INCEPTION) TO DECEMBER 31, 2010

Participant contributions	$347,850

Participant refunds	(16,794)

Purchase of Class A common stock of Emdeon Inc.	(331,056)

Net additions	—

Plan equity at July 1, 2010 (inception)	—

Plan equity at end of year	$—

The accompanying notes are an integral part of these financial statements.

EMDEON INC. EMPLOYEE STOCK PURCHASE PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010
1.	Description of the Plan

General

The following is a brief description of the Emdeon Inc. Employee Stock Purchase Plan (the “Plan”). The Plan is intended to provide an opportunity for eligible employees of Emdeon Inc. and its subsidiaries (the “Company”) to become stockholders in the Company. The Plan enables eligible employees to set aside money through payroll deductions in order to purchase Class A common stock from the Company. For purposes of the Plan, a “Subsidiary” of the Company is any entity (other than the Company) of which fifty percent (50%) or more of the voting power of its equity securities or equity interests is owned directly or indirectly by the Company. Participants should refer to the Plan prospectus for a more complete description of the Plan.

In July 2009, the Board of Directors of the Company adopted, and the stockholders approved, the Plan. The Plan was amended on June 24, 2010, in part, to specify an effective date for the Plan of July 1, 2010.

Class A common stock for the Plan is issued directly from the Company’s authorized but unissued shares. The Company has reserved 8.9 million shares of Class A common stock for sale under the Plan.

Eligibility

Employees of the Company, excluding employees (i) who have been employed less than one (1) year; (ii) who customarily work twenty (20) hours or less per week; or (iii) whose customary employment is not more than five (5) months in any calendar year, may elect to participate in the Plan. No employee, however, may participate in the Plan if he or she owns five percent (5%) or more of the total combined voting power or value of all classes of the Company’s shares of Class A common stock and Class B common stock issued and outstanding. In addition, in the event of the acquisition or creation of a subsidiary, the employees of that subsidiary generally become eligible to participate in the Plan on the first reasonably practical commencement date following the acquisition or creation of the subsidiary.

The Plan has two option periods per year consisting of two successive six-month periods beginning on January 1 and ending on June 30 and beginning on July 1 and ending on December 31. An eligible employee may enroll in the Plan by making an election at least fifteen (15) days prior to the next commencement date (January 1 or July 1) to participate during the option period beginning on such date.

Participant Contributions

A Plan participant can contribute from 1% to 10% of the participant’s base pay, through after-tax payroll deductions during the applicable option period. Participants may not increase or decrease their withholding percentage during an option period. In addition to these limits, a participant cannot purchase more than 2,500 shares of Class A common stock in any option period and cannot accrue at a rate that exceeds $25,000 for the calendar year, as measured by the fair market value of shares of Class A common stock (as determined in the case of each such share as of the first day of an option period) as set forth by Section 423 of the Internal Revenue Code of 1986 (the “Code”). The Company holds contributions until the end of the applicable option period, at which point the Company issues shares for the contributions received. Because only whole shares are purchased, the excess of contributions over the amount necessary to fund the maximum number of whole shares is credited to the respective participant’s account for the subsequent option period. The accompanying financial statements reflect a liability of $710 for these fractional shares as of December 31, 2010.

Contributions remaining in a participant account due to the 2,500 share limit for each option period and

EMDEON INC. EMPLOYEE STOCK PURCHASE PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010
contributions received in excess of the $25,000 annual limit are refunded to participants. No interest is paid or accrued on the participants’ payroll deductions. Participant payroll deductions are held by the Company until the end of the option period for general corporate purposes.

Participant Withdrawals

A participant may withdraw from the Plan at any time during an option period prior to June 21 or December 22, respectively, during such option period. Participants who terminate their employment with the Company are not eligible to continue participation in the Plan. Upon termination of employment, any accumulated contributions during an option period are distributed to the employee without interest by the Company. Upon the retirement or death of a participant, accumulated contributions may, at the option of the participant or beneficiary, respectively, be refunded without interest or otherwise used to purchase shares at the end of the option period.

As of December 31, 2010, there was a liability of $2,988 due to participants who withdrew from the Plan.

Stock Purchase Provisions

On the first day of the option period (“Grant Date”), Plan participants are granted the option to purchase shares of the Company’s Class A common stock. On the last day of the option period (“Exercise Date”), the Company issues Class A common stock to the participants. Under the terms of the Plan, the Plan administrator has discretion in establishing the purchase price of the Class A common stock at any amount between 85% and 100% of the closing market price on either the Grant Date or Exercise Date, or the lesser of the closing market price on either of those dates. For 2010, the Plan administrator specified a purchase price per share of Class A common stock of 85% of the lower of the closing market price of the Company’s Class A common stock on either the Grant Date or the Exercise Date. The closing market price is determined using the closing price of the Company’s Class A common stock as reported by the New York Stock Exchange.

At December 31, 2010, the last trading day of the option period, the Company’s closing market price was $13.54 per share as compared to a closing market price on July 1, 2010, the beginning of the option period, of $12.64 per share. Accordingly, the Plan, on behalf of the participants, purchased 28,624 shares of the Company’s Class A common stock at a purchase price of $10.74 per share (85% of $12.64) with an effective date of December 31, 2010.

All shares issued under the Plan may not be sold, transferred or assigned for a period of six months, or such longer period as specified by the Plan administrator, after the Exercise Date.

Plan Administration

The Plan is administered by the Compensation Committee of the Company’s Board of Directors, and AST Equity Plan Solutions is the record keeper for the Plan.

Plan Expenses

Administrative expenses of the Plan are paid by the Company.

Plan Termination

Although the Board of Directors of the Company has not expressed any intent to do so, it has the right to terminate the Plan at any time. In the event the Plan is terminated, all options outstanding at the time of termination shall become null and void and the balance of each participant’s contribution account will be returned without interest to the participants.

EMDEON INC. EMPLOYEE STOCK PURCHASE PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010
2.	Summary of Significant Accounting Policies
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles. Disbursements to purchase Class A common stock are recorded when Class A common stock is allocated to participants. Cash reflected in the accompanying financial statements represents the excess of contributions received over that used to purchase shares (i.e., for fractional shares) as well as contributions from participants who withdrew during the Plan year or who reached the $25,000 annual limit or 2,500 share limit per option period as described above, but were not paid to participants until after the Plan year-end.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

3.	Federal Income Tax Status

The Plan is a nonqualified employee stock purchase plan for U.S. tax purposes within the meaning of Section 423 of the Code. U.S. participants of the Plan are taxed under Section 83 of the Code. Upon purchase of the shares of Class A common stock, the excess of the closing market price of the shares of Class A common stock on the purchase date over the discounted purchase price is included as ordinary income on the participant’s W-2 form sent to the Internal Revenue Service. Any additional appreciation on the shares of Class A common stock from the date of purchase until the date of subsequent sale will then be taxed to participants under Section 83 of the Code as short-term or long-term capital gain or loss, depending on the period of time the shares are held before sale. Participants are also required to report as ordinary income the amount of any dividends received on shares of Class A common stock purchased through the Plan. Management believes that the Plan is operating in compliance with the Code and, therefore, no provision for income taxes has been reflected in the accompanying financial statements.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Emdeon Inc. Employee Stock Purchase Plan
Date: March 31, 2011	By:	/s/ Bob A. Newport, Jr.
Bob A. Newport, Jr.
Chief Financial Officer Emdeon Inc.